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                                                                    EXHIBIT 99.1

(CAMPBELL RESOURCES INC. LOGO)

                             CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release

         CAMPBELL RESOURCES SIGNS A MEMORANDUM OF UNDERSTANDING FOR THE
                       SALE OF THE JOE MANN MINE PROPERTY

MONTREAL, SEPTEMBER 20, 2007 - CAMPBELL RESOURCES INC. (THE "CORPORATION") ("CAMPBELL") (TSX: CCH, OTC BULLETIN BOARD: CBLRF) announces that it has signed, through its wholly owned subsidiary Meston Resources Inc., ("Meston") a memorandum of understanding with Gold Bullion Development Corp. ("GBB") for the sale of the Joe Mann Mine Property.

The Joe Mann mine is located some 64 km south of the Town of Chibougamau, Quebec. The proposed transaction covers three mining concessions covering 91 hectares, a mining lease of 14.8 hectares, and 24 mining claims encompassing approximately 377 hectares. Excluded from the transaction are the 227 mining claims covering approximately 3,405 hectares, held by Meston outside the Joe Mann mine property.

Terms of the sale are subject to the approval by regulatory authorities. They are as follows:

     -    $200,000 paid by GBB on signing of the memorandum of understanding;

     - Debentures for an amount of $5,100,000 with annual interest of 8% in the name of Meston, secured by a first hypothec on immovables including the hoist and head frame, and stores;

     -    Interest on debentures to be paid quarterly;

     - Redemption of debentures to be done in three equal instalments with the first payment of $1,700,000 eighteen months from date of definitive agreement and the other payments to be made 12 and 24 months later;

     - NSR of 4% on all production from the Joe Mann Mine to be paid to Meston and Meston to assume existing third party NSR;

     - GBB to assume from the date of definitive agreement employee liabilities for employees retained by GBB and environmental liabilities, and GBB will pay to Meston the amount held in trust for the restoration of the mine property within six months of the signing of the definitive agreement.

Campbell or its subsidiary companies will have an option to buy the hoist and head frame at a price of $3,000,000 less amount owing to Meston at the time of the purchase, if the said hoist and head frame are no longer in use at the mine.

A separate agreement will be entered by the parties for the milling of the Joe Mann mine output at the Copper Rand mill.

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A definitive agreement will be entered by the parties once regulatory authorities have approved the transaction. Expenditures incurred by Meston since September 16 will be assumed by GBB.

It is understood that both parties will made the best efforts to sign the definitive agreement as rapidly as possible. GBB will assume the responsibility of preparing the said definitive agreement. If the said agreement is not signed by October 15, 2007, that date will be presumed to be the date of signing for the calculation of interests and the dates of redemption of the debentures.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                      -30-

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
FOR MORE INFORMATION:
CAMPBELL RESOURCES INC.                  Renmark Financial Communications Inc.
Andre Fortier,                           Henri Perron, hperron@renmarkfinancial.com
President and Chief Executive Officer    John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                       Tel.: 514-939-3989
Fax: 514-875-9764                        Fax: 514-939-3717
e-mail: afortier@campbellresources.com   www.renmarkfinancial.com

Alain Blais
Vice-president and General Manager of
Operations
Tel: 418-748-7691
Fax: 418-748-7696
e-mail: ablais@campbellresources.com
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